

February 6, 2014

Via E-mail
Mr. Ardell Mees
Chief Executive Officer
ADM Endeavors, Inc.
2021 North 3rd Street
Bismarck, ND 58501

> **Re:** **ADM Endeavors, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed January 23, 2014**
> **File No. 333-191618**

Dear Mr. Mees:

We have reviewed the amended filing and have the comments below.

Prospectus Outside Front Cover Page

1. Refer to comment six in our November 4, 2013 letter. Since this is a primary offering which must be conducted at a fixed price for its entire duration, delete the phrase "until the common stock becomes quoted by a market maker on the Over-the-Counter Bulletin Board" in the fifth sentence in the first paragraph. Similarly, revise the first paragraph under "Plan of Distribution" on page 20 to remove the statement that "These sales may be at fixed or negotiated prices."

2. As previously requested in comment seven in our November 4, 2013 letter, please identify here the offering period.

3. Please revise the last sentence of the first paragraph to state that you *expect* the amount of securities being registered to be sold within two years from the effective date of the registration statement.

4. Since the company is engaged in providing installation services to grocery décor design companies, we assume that the reference to "risks generally associated with the mining exploration industry" is inadvertent. Please revise your disclosure accordingly.

Any future market price for our shares may be volatile, page 16

5. Since the company is engaged in providing installation services to grocery décor design
    companies, we assume that the references to financial literacy products and financial literacy
    education industries under (iii) and (iv) in the first paragraph is inadvertent. Please delete.
    Additionally, since the company's operations are in the United States, the relevance of the
    reference to fluctuations of exchange rates between foreign currency and the U.S. dollar
    under (vii) in the first paragraph is unclear. Please revise or advise.

Plan of Distribution, page 20

6. We note disclosure in the seventh paragraph that the selling stockholder and any broker-
    dealers "might be deemed" to be underwriters in connection with the sale of the shares.
    Revise to indicate that the selling stockholder is an underwriter and that any broker-dealer
    may be deemed to be an underwriter.

Shares issued for consulting services, page 25

7. We note your revised disclosure in response to comment 22 in our November 4, 2013 letter.
    Please identify the related party consultant. See Item 404(a)(1) of Regulation S-K.

Revenues, page 32

8. We reissue comment 30 in our November 4, 2013 letter since you have not revised your
    disclosure to identify the states where you intend to increase your sales presence. In
    addition, since the company will receive no proceeds from this offering, revise the last
    sentence in the second paragraph which states that "the Company will use funds raised in this
    offering…"

Liquidity and Capital Resources, page 35

9. We note your revised disclosure in response to comment 35 in our November 4, 2013 letter.
    Please quantify the known or estimated amount of additional funding that management
    believes it will need to support operating activities in the next 12 months.

Executive Compensation, page 38

10. Please update executive compensation disclosure for the fiscal year ended December 31,
    2013. In this regard, please revise the second paragraph to indicate that the table summarizes

compensation paid to your named executive officers rather than directors. <u>See</u> Item 402(n) of Regulation S-K. Additionally, please provide disclosure regarding compensation of directors as required by Item 402(r) of Regulation S-K. Alternatively, if directors are not compensated for their service, so indicate.

11. We note that on page 42 you now disclose that the 20 million shares of Series A convertible preferred stock issued to the chief executive officer "for services performed on behalf of the Company" were canceled on September 20, 2013. Please clarify whether these shares were issued to the CEO as compensation for his services as an officer of the company. To the extent that the shares were issued as compensation (despite their being cancelled), the amount of such earned compensation may represent compensation which should be disclosed on the summary compensation table in accordance with Item 402 of Regulation S-K. Please advise.

<u>Employment Agreements, page 39</u>

12. Refer to Mr. Ardell Mees' 2013 employment agreement filed as Exhibit 10.4. Please expand your disclosure to elaborate on the provisions of Sections 3(d) and (f) of the agreement since they appear ambiguous. For example, please explain what a consulting client is, what would trigger payment of a commission, and whether a monthly benchmark of $50,000 refers to the commission payable or to the fees collected from a consulting client. If Mr. Mees has been paid these commissions in the past, please disclose the amounts earned and/or paid pursuant to the requirements of Item 402(n). Please also explain what products are "co-created," and what is split "60% ADM 40% Ardell Mees."

<u>Dealer Prospectus Delivery Obligation, page 39</u>

13. We assume that the revised disclosure "Until January 22, 2014" made in response to comment 3 in our November 4, 2013 letter is inadvertent. Please correct the date in accordance with Item 502(b) of Regulation S-K.

<u>Signatures, page 46</u>

14. Refer to comment 42 in our November 4, 2013 letter. Your principal financial officer and principal accounting officer or controller also must sign the registration statement. Additionally, any person who occupies more than one of the specified positions must indicate each capacity in which he signs the registration statements. <u>See</u> Instructions 1 and 2 for signatures on Form S-1, and revise.

Financial Statements

15. Please note the financial statement updating requirements in Article 8-08 of Regulation S-X.

Note 7 – Stockholders' Equity, page F-11

16. We have read your revisions regarding stock compensation in comments 31 and 44 in our November 4, 2013 letter. It remains unclear to us how $1.00 per share is an appropriate valuation of your common shares, given, among other things, minimal assets and cash flows as well as net losses in all periods. Therefore, please amend your financial statements to reflect that shares issued as compensation are recorded at par value or $.001 per share unless you can provide objective and reliable evidence supporting an alternative fair value amount. Refer to ASC 845-10-30 and 820-10-35.

Exhibits

17. We note your response to comment 46 in our November 4, 2013 letter. We are unable to locate the exhibit containing the certificate of designation. Please advise or otherwise file it with your next amendment.

18. We note your response to comment 48 in our November 4, 2013 letter; however, you still list the "Form of Subscription Agreement" as exhibit 10.2 in the exhibit index. Please revise the exhibit index accordingly.

Exhibit 23.1

19. Please update the consent to refer to the appropriate amendment of the registration statement.

You may contact Jenn Do, Staff Accountant, at (202) 551-3743 or Alfred P. Pavot, Jr., Staff Accountant, at (202) 551-3738 if you have questions about comments on the financial statements and related matters. You may contact Edward M. Kelly, Senior Counsel, at (202) 551-3728 or Era Anagnosti, Staff Attorney, at (202) 551-3369 with any other questions.

Very truly yours,

/s/ Era Anagnosti

for Pamela A. Long
Assistant Director

cc: Via E-mail
        Diane D. Dalmy, Esq.
        2000 East 12th Avenue, Suite 32/10B
        Denver, CO 80206